JG

SEC
Mail Processing
Section

AUG 11 2016

Washington DC
416



16021775

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2015 (MM/DD/YY) AND ENDING May 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SF Sentry Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine St., Suite 2700
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leon Rost
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – if individual, state last, first, middle name)

One Market, Landmark, Suite 620 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

RECEIVED
2016 AUG 12 PM 2:34
SEC / TM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Leon Root, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SF Sentry Securities, Inc., as of May 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Subscribed and sworn to before me
this 10 day of August 2016



Notary Public


ANDY LI
Commission # 2009438
Notary Public - California
San Francisco County
My Comm. Expires Mar 2, 2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SF Sentry Securities, Inc.

We have audited the accompanying statement of financial condition of SF Sentry Securities, Inc. (the "Company") as of May 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SF Sentry Securities, Inc. as of May 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

San Francisco, California
August 9, 2016

SF Sentry Securities, Inc.
Statement of Financial Condition
May 31, 2016

Assets

Cash	$ 325,186
Commission Receivable	301,190
Due from affiliates	18,845
Total assets	$ 645,221

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 365,868
Due to Clearing Firm	10,376
Total liabilities	376,244
Stockholders' equity:	
Common stock - no par value; authorized 100,000 shares, issued and outstanding 55,000 shares	95,000
Retained earnings	173,977
Total stockholders' equity	268,977
Total liabilities and stockholders' equity	$ 645,221

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Operations
Year Ended May 31, 2016

Revenues:	
Private placement fees	$ 13,758,003
Principal transactions	7,029
Securities commissions	307,675
Other income	30,323
Total revenues	14,103,030
Expenses:	
Commission expense	13,168,979
Office expenses	125,696
Clearance and execution fees	103,347
Taxes and licenses	118,567
Employee compensation and benefits	387,683
Professional fees	166,080
Total expenses	14,070,352
Net income before income tax	32,678
Income tax provision	(800)
Net income	$ 31,878

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended May 31, 2016

	Common Stock		Retained	Total Stockholders'
	Shares	Amount	Earnings	Equity
Balances, May 31, 2015	55,000	$ 95,000	$ 142,099	$ 237,099
Net income	-	-	31,878	31,878
Balances, May 31, 2016	55,000	$ 95,000	$ 173,977	$ 268,977

See Accompanying Notes to Financial Statements

SF Sentry Securities, Inc.
Statement of Cash Flows
Year Ended May 31, 2016

Cash flows from operating activities:	
Net income	$ 31,878
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in commissions receivable	(294,625)
Increase in due from affiliates	(17,480)
Decrease in due to affiliates	(369,105)
Increase in due to clearing firm	10,376
Increase in accounts payable and accrued liabilities	296,829
Total adjustments	(374,005)
Net cash used in operating activities	(342,127)
Net decrease in cash	(342,127)
Cash, beginning of year	667,313
Cash, end of year	$ 325,186
Supplemental information:	
Income taxes paid	$ 800

See Accompanying Notes to Financial Statements

1. Summary of Business and Significant Accounting Policies

Business

SF Sentry Securities, Inc. (the "Company") was incorporated on June 25, 1990 in the state of California. In November 1990, the Company registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991, the Company became a member of the Financial Industry Regulatory Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers (NASD). The Company commenced securities transactions in June 1991, and earns income primarily through commissions on the brokerage of securities and private placement fees. JPMorgan Chase Bank, N.A. provided clearing services to the Company through October 2015 thereafter clearing services were provided by Royal Bank of Canada (RBC).

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Revenue Recognition

Securities commission revenue and related expenses arising from securities transactions are also recorded on a trade-date basis as reported by the clearing broker. Private placement fee revenue is recognized as per the terms of respective agreements at the completion of the transaction. Principal transactions revenue and related expenses arising from principal transactions are also recorded on a trade-date basis.

Income Taxes

The Company uses the asset and liability method of accounting to record income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based on upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

1. Summary of Business and Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Company has no current claims or losses pursuant such contracts.

3. Related Party Transactions

R. Dirickson owns 95% of the Company and owns 50% of San Francisco Sentry Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company are also employees of San Francisco Sentry Investment Group, Inc.

R. Dirickson is also a 91.2% owner and member of SF Sentry, LLC and an 82.3% owner of SF Special, LLC.

The Company is also affiliated through common ownership with a registered investment advisor, Pine Capital, LLC. The Company is also affiliated through an operations umbrella with the following investment advisors: Garrison Point Capital LLC, Garrison Point Funds LLC, Sivia Capital LLC, Sivia Capital Investments LLC, Sentry Advisors LLC, and Fideras Series LLC.

The Company has an expense sharing agreement with San Francisco Sentry Investment Group under which the affiliate submits expenses to the Company for reimbursement. The expense sharing agreements allows for reimbursement of certain employees compensation, related benefits, payroll taxes and rent. During the year ending May 31, 2016 San Francisco Sentry Investment Group submitted expenses to the Company in the amount of $180,920 in accordance with the expense sharing agreement, in addition San Francisco Sentry Investment Group submitted further expenses totaling $332,458. All of the aforementioned expenses are included in office expenses and the employee compensation and benefits lines in the accompanying statement of operations. The Company reimburses San Francisco Investment Group from time to time at its discretion.

During the year ended May 31, 2016, the Company earned $307,675 in securities commissions from accounts managed by the affiliated registered investment advisors.

During the year ended May 31, 2016 the company earned private placement fees from transacting in the private placement of stock of private companies. Three registered representatives of the Company are also investors in one of these private companies through their family vehicles and one registered representative is also related to a former or current officer and/or director of two of these private companies. The private placement fees earned from the transactions in private placement of stock of these private companies described above total $13,257,270 during the year ended May 31, 2016.

4. Pension Plan

In December 1997, an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2016.

5. Lease Obligations

Until October 2010, the Company leased office space along with two affiliated companies, which was accounted for as an operating lease. Effective November 1, 2010, an affiliated company signed a new lease agreement with the landlord and the Company ceased to be the signatory on the lease. Effective the same day, the Company entered into a sub-lease agreement with the affiliated company to lease part of the office on a month-to-month basis. This lease can be cancelled at any time and is accounted for as an operating lease. There are no future minimum lease payments to the affiliate under the lease. Rent expense for the year ended May 31, 2016 was approximately $120,000.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 At May 31, 2016, the Company had net capital of $209,932 which was $109,932 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.79 to 1. The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

7. Income Taxes

The components of income tax expense for the year ended May 31, 2016 are as follows:

Current	
State	$ 800
Income tax expense	$ 800

For California state income tax purposes, at May 31, 2016, the Company had a net operating loss carryforward totaling $ 331,928 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2018 through 2024. For the year ended May 31, 2016 NOL for the State California of $530,328 expired For Federal income tax purposes, at May 31, 2016, the Company had a net operating loss carryforward totaling $294,664 which can be carried forward to offset future year taxable income. These net operating losses will expire in years 2028 through 2034. The Company has not accrued the future benefit of the net operating loss carryforwards and has not recorded a deferred income tax asset since the earning of future net income is not certain. The Company believes the net effect of temporary differences is immaterial and has not recorded any deferred tax assets or liabilities resulting from these temporary differences.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2016

Item					Amount	Code
1. Total ownership equity from Statement of Financial Condition					268,977	3480
2. Deduct ownership equity not allowable for Net Capital					( )	3490
3. Total ownership equity qualified for Net Capital					268,977	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
B. Other (deductions) or allowable credits (List)						3525
5. Total capital and allowable subordinated liabilities					268,977	3530
6. Deductions and/or charges:						
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	59,045	3540				
B. Secured demand note delinquency		3590				
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600				
D. Other deductions and/or charges		3610			(59,045)	3620
7. Other additions and/or allowable credits (List)						3630
8. Net capital before haircuts on securities positions					209,932	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):						
A. Contractual securities commitments				3660		
B. Subordinated securities borrowings				3670		
C. Trading and investment securities:						
1. Exempted Securities				3735		
2. Debt securities				3733		
3. Options				3730		
4. Other securities				3734		
D. Undue Concentration				3650		
E. Other (List)				3736		3740
10. Net Capital					$ 209,932	3750

OMIT PENNIES

Note A: Non-allowable assets (6A)

Receivable from Affiliate	18,844
Receivable from Private Placement	40,201
Total	$ 59,045

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2016

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 25,083	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 100,000	3760
14. Excess net capital (line 10 less 13)		$ 109,932	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12		$ 89,932	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$376,244	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 376,244	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			179.11%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

SF Sentry Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
May 31, 2016

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

SF Sentry Securities, Inc.
Information Relating to the Possession
Or Control Requirements Pursuant to Rule 15c3-3
May 31, 2016

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

SF Sentry Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
May 31, 2016

1. Reconciliation of Computation of Net Capital with Company's Computation (included in Part II of Form X-17A-5 as of May 31, 2016)

	Net Capital	Aggregate Indebtedness	Percentage
Computation as reported in Company's Part II of Form X-17A-5 FOCUS report (unaudited)	$ 250,133	$ 376,244	150.42%
Adjustments:	(40,201)	0	
Computation per Schedule I (audited)	$ 209,932	$ 376,244	179.22%

Net adjust for non-allowable receivable of private place and related payables including commission.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
SF Sentry Securities, Inc.

We have reviewed management's statements, included in the accompanying SF Sentry Securities' Exemption Report, in which (1) SF Sentry Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

San Francisco, California
August 9, 2016

San Francisco Sentry

100 Pine Street, Suite 2700
San Francisco, CA 94111
www.sfsentry.com

p 415.229.9000
f 415.434.8043

SF Sentry Securities' Exemption Report

SF Sentry Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2) (ii) throughout the most recent fiscal year without exception.

SF Sentry Securities, Inc.

I, Lee Root, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

President

7/16/2016

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Stockholders of
SF Sentry Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2016, which were agreed to by SF Sentry Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SF Sentry Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. SF Sentry Securities Inc.'s management is responsible for the SF Sentry Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and corresponding check payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

San Francisco, California
August 9, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 5/31/16

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lee Rost 415 229-9000

WORKING COPY

2. A.	General Assessment (item 2e from page 2)		$ 35,258.
B.	Less payment made with SIPC-6 filed (exclude interest) 12/7/15 ; 07-22-2016 Date Paid		(13,865)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		21,393.
E.	Interest computed on late payment (see instruction E) for ___ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 21,393.	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SF Sentry Securities Inc
(Name of Corporation, Partnership or other organization)

Lee Rost
(Authorized Signature)

President
(Title)

Dated the 22nd day of June, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 6-1-15 and ending 5-31-16

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,103,030
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 14,103,030
2e. General Assessment @ .0025	$ 35,258. (to page 1, line 2.A.)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2016

Item				Amount	Code
1. Total ownership equity from Statement of Financial Condition				268,977	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				268,977	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				268,977	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		59,045	3540		
B. Secured demand note delinquency			3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.			3600		
D. Other deductions and/or charges			3610	(59,045)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				209,932	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):					
A. Contractual securities commitments			3660		
B. Subordinated securities borrowings			3670		
C. Trading and investment securities:					
1. Exempted Securities			3735		
2. Debt securities			3733		
3. Options			3730		
4. Other securities			3734		
D. Undue Concentration			3650		
E. Other (List)			3736		3740
10. Net Capital				$ 209,932	3750

OMIT PENNIES

Note A: Non-allowable assets (6A)

Receivable from Affiliate	18,844
Receivable from Private Placement	40,201
Total	$ 59,045

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SF Sentry Securities, Inc. as of May 31, 2016

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$ 25,083	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14. Excess net capital (line 10 less 13)	$ 109,932	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 89,932	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$376,244	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820		3830
19. Total Aggregate indebtedness			$ 376,244	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			179.11%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)		3880
24. Net capital requirement (greater of line 22 or 23)		3760
25. Excess capital (line 10 or 24)		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SF Sentry Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
May 31, 2016

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SF Sentry Securities, Inc.
Information Relating to the Possession
Or Control Requirements Pursuant to Rule 15c3-3
May 31, 2016

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

SF Sentry Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
May 31, 2016

1. Reconciliation of Computation of Net Capital with Company's Computation (included in Part II of Form X-17A-5 as of May 31, 2016)

	Net Capital	Aggregate Indebtedness	Percentage
Computation as reported in Company's Part II of Form X-17A-5 FOCUS report (unaudited)	$ 250,133	$ 376,244	150.42%
Adjustments:	(40,201)	0	
Computation per Schedule I (audited)	$ 209,932	$ 376,244	179.22%

Net adjust for non-allowable receivable of private place and related payables including commission.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.